Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-272609

PROSPECTUS SUPPLEMENT	JUNE 26, 2023

(To Base Shelf Prospectus, dated June 20, 2023)

ENCORE ENERGY CORP.

Up to US$70,000,000

This prospectus supplement (“Prospectus Supplement”) of enCore Energy Corp. (the “Company”, “enCore”, “we” or “our”), together with the short form base shelf prospectus dated June 20, 2023 (the “Prospectus”), qualifies the distribution of common shares of the Company (the “Offered Shares”) having an aggregate sale price of up to US$70,000,000 (or equivalent thereof in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) (the “Offering”). See “Plan of Distribution” and “Description of Share Capital”.

The outstanding common shares of the Company (the “Common Shares”) are listed for trading on the TSX Venture Exchange (the “TSXV”) and the NYSE American, LLC (the “NYSE American”) under the symbol “EU”. On June 23, 2023, the last trading day prior to the date of the public announcement of the Offering, the closing price of the Common Shares on the TSXV was C$3.10 and on the NYSE American was US$2.39. The TSXV conditionally approved the listing of the Offered Shares on June 22, 2023, subject to the Company fulfilling all of the requirements of the TSXV, and the NYSE American has authorized the listing of the Offered Shares distributed under the Offering.

enCore has entered into a Controlled Equity OfferingSM sales agreement dated as of June 26, 2023 (the “Sales Agreement”) with Cantor Fitzgerald Canada Corporation (the “Lead Canadian Agent”), PI Financial Corp., Canaccord Genuity Corp., and Haywood Securities Inc. (together with the Lead Canadian Agent, the “Canadian Agents”), Cantor Fitzgerald & Co. (the “Lead U.S. Agent” and, together with the Lead Canadian Agent, the “Lead Agents” and each, a “Lead Agent”) and Canaccord Genuity LLC and Jett Capital LLC (together with the Lead U.S. Agent, the “U.S. Agents”, and the U.S. Agents, together with the Canadian Agents, the “Agents” and each an “Agent”), pursuant to which enCore may offer and issue the Offered Shares from time to time through the Agents, as agents, in accordance with the terms of the Sales Agreement. See “Plan of Distribution”. The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company’s registration statement (the “Registration Statement”) on Form F-10 (File No. 333-272609) filed with the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended (“U.S. Securities Act”) of which this Prospectus Supplement, filed with the SEC pursuant to General Instruction II.L of Form F-10, forms a part.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (“MJDS”), to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to financial statements of United States companies. Such financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the SEC independence standards.

Purchasers of the Offered Shares should be aware that the acquisition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Prospective purchasers are advised to consult their own tax advisors regarding the application of Canadian or United States federal income tax laws to their particular circumstances, as well as any other provincial, state, foreign and other tax consequences of acquiring, holding or disposing of the Offered Shares and related securities. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is governed by the laws of British Columbia, Canada, that some of its officers and directors are residents of a foreign country, that some of the experts named in this Prospectus Supplement and the Prospectus are residents of or incorporated in a foreign country, and a substantial portion of the assets of the Company and said persons may be located outside of the United States. See “Enforceability of Civil Liabilities”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Sales of the Offered Shares, if any, under this Prospectus Supplement and the Prospectus will be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), including sales made by the Agents directly on the TSXV, the NYSE American or any other trading market for the Common Shares in Canada or the United States or as otherwise agreed between the Agents and the Company. Subject to the pricing parameters in an agency transaction notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices at which Offered Shares are sold may vary as between purchasers and during the period of distribution. The Agents are not required to sell any specific number or dollar amount of Offered Shares, but will use their commercially reasonable efforts to sell the Offered Shares pursuant to the terms and conditions of the Sales Agreement. See “Plan of Distribution”.

There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. The U.S. Agents are not registered as investment dealers in any Canadian jurisdiction and the Canadian Agents are not registered as broker-dealers in the United States. Accordingly, the Canadian Agents will only sell Offered Shares on marketplaces in Canada and the U.S. Agents will only sell Offered Shares on marketplaces in the United States. See “Plan of Distribution”.

The Company will pay the Agents a commission for their services in acting as agents in connection with the sale of the Offered Shares pursuant to the Sales Agreement (the “Commission”). The amount of the Commission shall be up to 3.0% of the gross sales price per Offered Share sold. In addition, the Company has agreed to reimburse certain expenses of the Agents in connection with the Sales Agreement. The Company estimates that the total expenses that it will incur related to the commencement of the Offering, excluding compensation payable to the Agents under the terms of the Sales Agreement, will be approximately US$200,000. See “Plan of Distribution”.

The net proceeds that the Company will receive from sales of the Offered Shares will vary depending on the number of shares actually sold and the offering price for such shares, but will not exceed US$70,000,000 in the aggregate. See “Use of Proceeds” for how the net proceeds, if any, from sales under this Prospectus Supplement will be used.

In connection with the sale of the Offered Shares on our behalf, the Agents may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the U.S. Securities Act, and the compensation of the Agents may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act.

As sales agents, the Agents will not engage in any transactions to stabilize or maintain the price of the Common Shares. No Agent, underwriter or dealer involved in an at-the-market distribution, no affiliate of such Agent, underwriter or dealer and no person or company acting jointly or in concert with an Agent, underwriter or dealer, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares or securities of the same class as the securities distributed under this Prospectus Supplement and the accompanying Prospectus, including selling an aggregate number or principal amount of Common Shares that would result in the Agent, underwriter or dealer creating an over-allocation position in the Common Shares.

An investment in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. You should carefully review the “Risk Factors” section of this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein as well as the information under the heading “Cautionary Note Regarding Forward-Looking Information”.

Certain directors and officers of the Company reside outside of Canada. These persons have appointed the following agents for service of process:

Name of Person or Company	Name and Address of Agent
William Bruce Harris	Morton Law LLP, 1200 – 750 West Pender St., Vancouver, BC V6C 2T8
Dennis Stover	Morton Law LLP, 1200 – 750 West Pender St., Vancouver, BC V6C 2T8
Mark Pelizza	Morton Law LLP, 1200 – 750 West Pender St., Vancouver, BC V6C 2T8
Richard Cherry	Morton Law LLP, 1200 – 750 West Pender St., Vancouver, BC V6C 2T8
W. Paul Goranson	Morton Law LLP, 1200 – 750 West Pender St., Vancouver, BC V6C 2T8
Carrie Mierkey	Morton Law LLP, 1200 – 750 West Pender St., Vancouver, BC V6C 2T8
William M. Sheriff	Morton Law LLP, 1200 – 750 West Pender St., Vancouver, BC V6C 2T8
Susan Hoxie-Key	Morton Law LLP, 1200 – 750 West Pender St., Vancouver, BC V6C 2T8
Peter Luthiger	Morton Law LLP, 1200 – 750 West Pender St., Vancouver, BC V6C 2T8
Greg Zerzan	Morton Law LLP, 1200 – 750 West Pender St., Vancouver, BC V6C 2T8

Prospective investors are advised that it may not be possible to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or who resides outside of Canada, even if the party has appointed an agent for service of process.

The Company’s head office is located at 101 N. Shoreline Blvd, Suite 450, Corpus Christi, Texas, 78401, and its registered office is located at 1200 – 750 West Pender St., Vancouver, British Columbia V6C 2T8.

All references in this Prospectus Supplement to “dollars”, “C$” or “$” are to Canadian dollars, unless otherwise stated. References to “US$” or “U.S.$” are to United States dollars.

Prospective investors should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. Neither the Company nor the Agents have authorized anyone to provide prospective investors with different or additional information. Information contained on the Company’s website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares. Neither the Company nor the Agents are making an offer to sell or seeking an offer to buy the Offered Shares in any jurisdiction where the offer or sale is not permitted. A prospective investor should assume that the information appearing in this Prospectus Supplement or the accompanying Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise herein or therein. The Company’s business, financial condition, results of operations and prospects may have changed since the date of this Prospectus Supplement.

In this Prospectus Supplement and in any Prospectus Supplement, unless the context otherwise requires, references to “we”, “us”, “our”, “enCore” or the “Company” refer to enCore Energy Corp., either alone or together with its subsidiaries, as the context requires.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

BASE PROSPECTUS

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering constituted by this Prospectus Supplement. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Prospectus and reference should be made to the Prospectus for full particulars thereof.

Market data and certain industry forecasts used in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Company has not independently verified such information, and it does not make any representation as to the accuracy of such information. This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.

The documents incorporated or deemed to be incorporated by reference herein or in the Prospectus contain meaningful and material information relating to the Company and readers of this Prospectus Supplement should review all information contained in this Prospectus Supplement, the Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein, as amended or supplemented.

The Company’s annual consolidated financial statements that are incorporated by reference into this Prospectus Supplement and the Prospectus have been prepared in accordance with IFRS and are audited in accordance with the standards of the Public Company Accounting Oversight Board. This Prospectus Supplement and the Prospectus are part of the Company’s Registration Statement. This Prospectus Supplement and the Prospectus do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the Registration Statement. Investors in the United States should refer to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Offered Shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the accompanying Prospectus including any information incorporated by reference herein or therein, contains statements that, to the extent that they are not historical fact, may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation, respectively. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “project”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements may include, but are not limited to, statements with respect to:

●	future sales of Offered Shares under the Offering;

●	the Company’s future financial and operational performance;

●	the sufficiency of the Company’s current working capital, anticipated cash flow or its ability to raise necessary funds;

●	the anticipated amount and timing of work programs;

●	our expectations with respect to future exchange rates;

●	the estimated cost of and availability of funding necessary for sustaining capital;

●	forecast capital and non-operating spending;

●	the Company’s plans and expectations for its property, exploration, development, production, and community relations operations;

●	the use of available funds;

●	expectations regarding the process for and receipt of regulatory approvals, permits and licenses under governmental and other applicable regulatory regimes, including U.S. government policies towards domestic uranium supply;

●	expectations about future uranium market prices, production costs and global uranium supply and demand;

●	expectations regarding holding physical uranium for long-term investment;

●	the establishment of mineral resources on any of the Company’s current or future mineral properties (other than the Company’s properties that currently have an established mineral resource estimates);

●	future royalty and tax payments and rates;

●	expectations regarding possible impacts of litigation and regulatory actions; and

●	the completion of reclamation activities at former mine or extraction sites.

Such forward-looking statements reflect the Company’s current views with respect to future events, based on information currently available to the Company and are subject to and involve certain known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed in or implied by such forward-looking statements.

The forward-looking statements in this Prospectus Supplement and the documents incorporated by reference herein are based on material assumptions, including the following:

●	our budget, including expected levels of exploration, evaluation and operations activities and costs, as well as assumptions regarding market conditions and other factors upon which we have based our income and expenditure expectations;

●	assumptions regarding the timing and use of our cash resources;

●	our ability to, and the means by which we can, raise additional capital to advance other exploration and evaluation objectives;

●	financial markets will not in the long term be adversely impacted by the COVID-19 pandemic;

●	our operations and key suppliers are essential services, and our employees, contractors and subcontractors will be available to continue operations;

●	our ability to obtain all necessary regulatory approvals, permits and licenses for our planned activities under governmental and other applicable regulatory regimes;

●	our expectations regarding the demand for, and supply of, uranium, the outlook for long-term contracting, changes in regulations, public perception of nuclear power, and the construction of new and ongoing operation of existing nuclear power plants;

●	our expectations regarding spot and long-term prices and realized prices for uranium;

●	our expectations that our holdings of physical uranium will be helpful in securing project financing and/or in securing long- term uranium supply agreements in the future;

●	our expectations regarding tax rates, currency exchange rates, and interest rates;

●	our decommissioning and reclamation obligations and the status and ongoing maintenance of agreements with third parties with respect thereto;

●	our mineral resource estimates, and the assumptions upon which they are based;

●	our, and our contractors’ ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals; and

●	our operations are not significantly disrupted by political instability, nationalization, terrorism, sabotage, pandemics, social or political activism, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labour shortages, transportation disruptions or accidents, or other development or exploration risks.

The risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from any future results expressed in or implied by the forward-looking statements in this Prospectus Supplement and the documents incorporated by reference herein include, but are not limited to, the following factors:

●	exploration and development risks;

●	changes in commodity prices;

●	access to skilled mining personnel;

●	results of exploration and development activities;

●	uninsured risks;

●	regulatory risks;

●	defects in title;

●	availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations;

●	risks posed by the economic and political environments in which the Company operates and intends to operate;

●	the potential for losses arising from the expansion of operations into new markets;

●	increased competition;

●	assumptions regarding market trends and the expected demand and desires for the Company’s products and proposed products;

●	reliance on industry manufacturers, suppliers and others;

●	the failure to adequately protect intellectual property;

●	the failure to adequately manage future growth;

●	adverse market conditions; and

●	the failure to satisfy ongoing regulatory requirements.

In addition, the risks, assumptions, and other factors set out below under “Risk Factors” and incorporated by reference herein from the Company’s AIF (as defined herein) could cause actual results to differ materially from any future results expressed in or implied by the forward-looking statements in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. These risks, uncertainties, assumptions and other factors should be considered carefully, and prospective investors and readers should not place undue reliance on the forward-looking statements.

Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or information or statements to reflect information, events, results, circumstances or otherwise after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by applicable laws. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such fact on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements or information.

All of the forward-looking statements contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein are qualified by the foregoing cautionary statements.

NOTE REGARDING RESOURCE AND RESERVE ESTIMATES

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement, including the documents incorporated by reference herein, in accordance with the requirements of Canadian securities law, which differ from the requirements of United States securities laws. Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS and thus may not be comparable to financial statements of United States companies.

Disclosure regarding the Company’s mineral properties, including with respect to mineral reserve and mineral resource estimates included in this Prospectus Supplement, was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this Prospectus Supplement is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements. See “Note Regarding Resource and Reserve Estimates” in the attached Prospectus.

CURRENCY PRESENTATION

Unless otherwise indicated, all references to monetary amounts in this Prospectus Supplement and the accompanying Prospectus are denominated in Canadian dollars. The consolidated financial statements of the Company incorporated herein by reference are reported in United States dollars and are prepared in accordance with IFRS. Unless otherwise indicated, all references to “$” and “dollars” in this Prospectus Supplement refer to Canadian dollars. References to “US$” in this Prospectus Supplement refer to United States dollars. On June 23, 2023, the daily exchange rate for one United States dollar expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3199 (or C$1.00 = US$0.7576).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement from documents filed with provincial securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request and without charge from the Company at 101 N. Shoreline Blvd, Suite 450, Corpus Christi, Texas 78401, or telephone 361-239-5449, and are also available electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and through the SEC’s Electronic Data Gathering and Retrieval (“EDGAR”) website at www.sec.gov. The filings of the Company through SEDAR and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

The following documents, filed by the Company with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated by reference into, and form an integral part of, the Prospectus:

1.	the management information circular of the Company dated May 12, 2023 in respect of the Company’s annual meeting of shareholders scheduled to be held on June 21, 2023;

2.	the interim consolidated financial statements of the Company for the three months ended March 31, 2023, together with the notes thereto;

3.	the management’s discussion and analysis of the Company for the three months ended March 31, 2023, as amended on June 7, 2023;

4.	the annual information form of the Company for the year ended December 31, 2022, dated as of April 28, 2023 (the “AIF”);

5.	the audited consolidated financial statements of the Company for the year ended December 31, 2022, together with the notes thereto and the report of independent auditors thereon;

6.	the management’s discussion and analysis of the Company for the year ended December 31, 2022, as amended on June 7, 2023;

7.	the material change report dated February 21, 2023 (the “Alta Mesa MCR”) relating to the news release dated February 15, 2023 announcing closing of the acquisition of the Alta Mesa In-Situ Recovery uranium project (the “Alta Mesa Acquisition”) from Energy Fuels Inc. (“Energy Fuels”);

8.	the material change report dated February 8, 2023 relating to the news release dated February 8, 2023 announcing closing of the Company’s $34 million bought deal offering of units;

9.	the material change report dated January 30, 2023 relating to the news release dated January 25, 2023 announcing closing of the Company’s $30 million bought deal offering of units; and

10.	the report entitled “Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA” dated January 19, 2023, prepared by Douglas Beahm, P.E. P.G., BRS Inc.

A reference to this Prospectus Supplement includes a reference to any and all documents incorporated by reference in this Prospectus Supplement. Any document of the type referred to above (excluding confidential material change reports), the content of any news release disclosing financial information for a period more recent than the period for which financial statements are required and certain other disclosure documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators filed by the Company with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the Offering under this Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus Supplement.

If the Company disseminates a news release in respect of previously undisclosed information that, in the Company’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), the Company will identify such news release as a “designated news release” for the purposes of this Prospectus Supplement and the accompanying Prospectus in writing on the face page of the version of such news release that the Company files on SEDAR at www.sedar.com (each such news release, a “Designated News Release”), and each such Designated News Release shall be deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus for the purposes of the Offering.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, or Form 20-F (or any respective successor form or any other form) that is filed with or furnished by the Company to the SEC after the date of this Prospectus Supplement, that document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part (in the case of a report on Form 6-K, only if and to the extent expressly provided for herein). In addition, the Company may incorporate by reference into this Prospectus Supplement, or the Registration Statement of which it forms a part, other information from documents filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if and to the extent expressly provided therein.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated or deemed to be incorporated herein by reference.

Any statement contained in this Prospectus Supplement, the Prospectus or a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in the Prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Prospectus modifies or supersedes that prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute a part of this Prospectus Supplement, except as so modified or superseded. Without limiting the foregoing, each document incorporated by reference into the Prospectus prior to the date hereof shall be deemed to have been superseded in its entirety unless such document is also listed above as being incorporated by reference into this Prospectus Supplement.

References to the Company’s website or any other website in this Prospectus Supplement, the accompanying Prospectus, or any documents that are incorporated by reference into this Prospectus Supplement and the accompanying Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement and the Prospectus and the Company disclaims any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (1) the Sales Agreement; (2) the documents listed under “Documents Incorporated by Reference”; (3) powers of attorney from certain of the Company’s directors and officers; (4) the consent of Davidson & Company LLP; and (5) the consents of W. Paul Goranson, Ray Moores, Steve Cutler, Matthew Yovich, Terence P. McNulty, Douglas L. Beahm, and Carl Warren as “qualified persons” (for the purposes of NI 43-101) referred to in this Prospectus Supplement under “Interests of Experts”.

AVAILABLE INFORMATION

The Company is subject to the information reporting requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under MJDS, such reports and other information may generally be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Prospective investors may read and download any public document that the Company has filed with securities commissions or similar regulatory authorities in Canada on SEDAR at www.sedar.com. The reports and other information filed and furnished by the Company with the SEC can be inspected on EDGAR at the SEC’s website at www.sec.gov. Reports and other information filed by the Company with, or furnished to, the SEC may also be inspected and copied for a fee at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549. Unless specifically incorporated by reference herein, documents filed or furnished by the Company on SEDAR or EDGAR are neither incorporated in nor a part of this Prospectus Supplement.

The Company has filed with the SEC the Registration Statement under the U.S. Securities Act, with respect to the Offered Shares offered under this Prospectus Supplement. This Prospectus Supplement, the Prospectus, and the documents incorporated by reference herein and therein, which form part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in or incorporated by reference into this Prospectus Supplement about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC’s website: www.sec.gov.

the company

The following description of the Company is, in some instances, derived from selected information about the Company contained in the documents incorporated by reference into this Prospectus Supplement. This description does not contain all of the information about the Company and its properties and business that you should consider before investing in any securities. You should carefully read the entire Prospectus Supplement and the Prospectus, as well as the documents incorporated by reference into this Prospectus Supplement and the Prospectus Supplement, including the sections titled “Risk Factors”, before making an investment decision.

Description of the Business

enCore’s business objective is to be a leading, low cost and profitable in-situ recovery (“ISR”) uranium producer in the United States. enCore holds a portfolio of uranium assets located in New Mexico, South Dakota, Wyoming, Texas, Utah, Colorado, and Arizona in the United States, and is focused on advancing its properties utilizing ISR. enCore’s material properties and projects are the Alta Mesa Uranium Project in Texas, the Crownpoint and Hosta Butte Uranium Project located in New Mexico, the Dewey Burdock Project located in South Dakota, and the Gas Hills Project located in Wyoming. In addition to enCore’s material properties, enCore also holds the Rosita uranium processing plant located in Texas and various surrounding and proximate mineral leases and claims.

CONSOLIDATED CAPITALIZATION

Other than as described under the heading “Prior Sales” below, there have been no material changes to the Company’s share capitalization since March 31, 2023, the date of the Company’s most recently filed quarterly consolidated financial statements, which are incorporated by reference in this Prospectus Supplement.

USE OF PROCEEDS

The Company intends to use the net proceeds from the Offering, if any, to fund the exploration and development of its mineral properties, to fund the advancement and operations of its processing facilities, to fund future acquisitions as may be determined by the Company, for potential repayment of debt, and for general and corporate working capital. The Company has a negative cash flow from operating activities in its most recently completed financial year, and, if necessary, proceeds may be used to fund negative cash flow from operating activities in future periods. The Company may, from time to time, issue securities (including equity and debt securities) other than pursuant to this Prospectus Supplement.

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made by the Agents directly on the TSXV, the NYSE American or any other trading market for the Common Shares in Canada or the U.S. Any proceeds that the Company receives will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. The net proceeds to the Company of any given distribution of Offered Shares through the Agents in an “at-the-market distribution” under the Sales Agreement will represent the gross proceeds of the Offering, after deducting the applicable Commission, any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with any such sales of Offered Shares and the expenses of the Offering. The aggregate gross proceeds of the Offering will be up to US$70,000,000 (or the equivalent in Canadian dollars, determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). The Agents will receive the Commission of up to 3.0% of the gross proceeds from the sale of the Offered Shares. Any Commission paid to the Agents will be paid out of the proceeds from the sale of Offered Shares. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See “Plan of Distribution”.

Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Offering. See “Risk Factors”.

PLAN OF DISTRIBUTION

The Company has entered into the Sales Agreement with the Agents under which the Company may issue and sell from time to time Offered Shares having an aggregate sale price of up to US$70,000,000 (or the equivalent in Canadian dollars, determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) in each of the provinces and territories of Canada and in the United States pursuant to placement notices delivered by the Company to the Agents from time to time in accordance with the terms of the Sales Agreement. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the- market distributions” as defined in NI 44-102, including sales made by the Agents directly on the TSXV, the NYSE American or any other trading market for the Common Shares in Canada or the United States. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. The Company cannot predict the number of Offered Shares that it may sell under the Sales Agreement on the TSXV, the NYSE American or any other trading market for the Common Shares in Canada or the United States, or if any Offered Shares will be sold.

The Agents will offer the Offered Shares subject to the terms and conditions of the Sales Agreement from time to time as agreed upon by the Company and the Agents. The Company will designate the maximum amount of Offered Shares to be sold pursuant to any single placement notice to the Lead Agents. Subject to the terms and conditions of the Sales Agreement, each Lead Agent will use its commercially reasonable efforts to sell, on the Company’s behalf, all of the Offered Shares requested to be sold by the Company. The Company may instruct the Lead Agents not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Company in a particular placement notice. Any placement notice delivered to the Lead Agents shall be effective upon delivery unless and until (i) Lead Agents decline to accept the terms contained in the placement notice for any reason, in their sole discretion, in accordance with the notice requirements set forth in the Sales Agreement, (ii) the entire amount of Offered Shares under the placement notice are sold, (iii) the Company suspends or terminates the placement notice in accordance with the terms of the Sales Agreement, (iv) the Company issues a subsequent placement notice with parameters superseding those of the earlier placement notice, or (v) the Sales Agreement is terminated in accordance with its terms. No Agent will be required to purchase Offered Shares as principals pursuant to the Sales Agreement.

Either the Company or any Lead Agent may suspend the Offering upon proper notice to the other party. The Company and the Agents each have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement in each party’s sole discretion at any time.

The Company will pay the Agents the Commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Sales Agreement. The amount of the Commission will be up to 3.0% of the gross sales price per Offered Share sold. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Company and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Company from the sale of any such Offered Shares.

Each Lead Agent will provide written confirmation to the Company no later than the opening of the trading day immediately following the trading day on which such Agent has made sales of the Offered Shares under the Sales Agreement setting forth (i) the number of Offered Shares sold on such day (including the number of Offered Shares sold on the TSXV, on the NYSE American or on any other marketplace in Canada or the United States), (ii) the average price of the Offered Shares sold on such day (including the average price of Offered Shares sold on the TSXV, on the NYSE American or on any other marketplace in Canada or the United States), (iii) the gross proceeds, (iv) the Commission payable by the Company to the Agents with respect to such sales, and (v) the net proceeds payable to the Company.

The Company will disclose the number of the Offered Shares sold under this Prospectus Supplement, as well as the Commission and net proceeds from sales hereunder in the Company’s annual and interim financial statements and related management’s discussion and analysis, annual information forms and annual reports on Form 40-F, filed on www.sedar.com and with the SEC on EDGAR at www.sec.gov, for any quarters or annual periods in which sales of Offered Shares occur.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second trading day on the applicable exchange following the date on which any sales were made in return for payment of the gross proceeds (less Commission and transaction fees) to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Corporation or by such other means as the Company and the Agents may agree upon and sales of Offered Shares in Canada will be settled through the facilities of the Canadian Depository for Securities or by such other means as the Company and the Agents may agree.

The Canadian Agents are not registered as broker-dealers in the United States and, accordingly, will only sell Offered Shares on marketplaces in Canada, the U.S. Agents are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell Offered Shares on marketplaces in the United States.

In connection with the sales of the Offered Shares on the Company’s behalf, each of the Agents may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. The Company has agreed in the Sales Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act and under Canadian securities laws. In addition, the Company has agreed to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Sales Agreement.

The Agents and their affiliates will not engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of Offered Shares pursuant to the Sales Agreement. No underwriter of the at-the-market distribution, including the Agents, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this Prospectus Supplement and the related Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the Common Shares.

The total expenses related to the commencement of the Offering to be paid by the Company, excluding the Commission payable to the Agents under the Sales Agreement, are estimated to be approximately US$200,000.

Pursuant to the Sales Agreement, the Offering will terminate upon the earliest of (i) July 20, 2025, (ii) the issuance and sale of all of the Offered Shares subject to the Sales Agreement, and (iii) the termination of the Sales Agreement as permitted therein.

The Agents and their affiliates may in the future provide various investment banking, commercial banking and other financial services for the Company and its affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M under the Exchange Act, the Agents will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this Prospectus Supplement.

The Common Shares are listed on the TSXV and the NYSE American. The TSXV has conditionally approved the listing of the Offered Shares distributed under the Offering, subject to the Company fulfilling all of the requirements of the TSXV. The NYSE American has authorized the listing of certain Offered Shares distributed under the Offering.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value (referred to herein as the “enCore Preferred Shares”). As at the date of this Prospectus Supplement, there are 143,333,688 Common Shares issued and outstanding and no enCore Preferred Shares are issued and outstanding. There are options outstanding to purchase up to 9,281,402 Common Shares at exercise prices ranging from $0.37 to $5.76 (on a post-consolidation basis). There are Warrants outstanding to purchase up to 37,260,364 Common Shares at exercise prices ranging from $1.80 to $6.00.

The Common Shares are subject to the following rights, privileges, restrictions and conditions:

a)	the holders of the Common Shares are entitled to receive notice of, and attend at, and to vote in person or by proxy at general meetings of enCore shareholders and will be entitled to one vote for each such enCore Share held;

b)	subject to the rights of the enCore Preferred Shares as determined by the directors and in accordance with enCore’s Articles, the directors may, in their discretion, at any time and from time to time declare and cause enCore to pay dividend on the Common Shares; and

c)	subject to the rights, privileges, restrictions and conditions attaching to the enCore Preferred Shares, in the event of liquidation or dissolution of enCore or other distribution of assets of enCore among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary, the holders of the Common Shares will be entitled to share equally, share for share, in the distribution of the remaining property and assets of enCore.

The rights and restrictions attached to the Common Shares may be altered by resolutions of the enCore Board, subject to the provisions of the BCBCA.

PRIOR SALES

Other than as set out below, have been no material changes to the Company’s share capitalization since the filing date of the Prospectus.

Date of issue or grant	Type of Securities	Number of Securities	Issue or Exercise Price of Security	Description of Transaction
June 12, 2023	Options	10,000	$3.510	Option Grant

TRADING PRICE AND VOLUME

The Common Shares trade on the TSXV and on NYSE American under the symbol “EU”. The following table sets forth the price range and volume of trading of the Common Shares on the TSX-V during the 12 months preceding the date of this Prospectus Supplement.

	TSXV (prices in Canadian dollars) (on a post-Share Consolidation basis)
Month	High	Low	Volume
June 2022	4.56	3.18	3,731,532
July 2022	4.41	2.91	3,527,678
August 2022	4.68	3.33	3,320,583
September 2022	4.65	3.07	5,179,341
October 2022	3.85	3.14	2,280,781
November 2022	3.65	2.84	5,274,108
December 2022	3.59	2.92	2,637,676
January 2023	3.82	3.04	5,512,610
February 2023	3.58	3.05	4,013,950
March 2023	3.22	2.44	5,214,051
April 2023	3.06	2.42	2,650,942
May 2023	3.26	2.64	2,408,287
June 1, 2023 to June 23, 2023	3.77	2.9	3,699,169

On June 23, 2023, the last day on which the Common Shares traded prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSXV was $3.10.

The following table sets forth the price range and trading volume of the Common Shares as reported by the NYSE American during the 12 months preceding the date of this Prospectus Supplement.

	NYSE American (prices in US$)
Month	High	Low	Volume
January 23, 2023 to January 31, 2023	2.99	2.37	3,210,549
February 2023	2.70	2.27	3,752,931
March 2023	2.37	1.78	7,794,120
April 2023	2.26	1.76	5,769,091
May 2023	2.545	1.93	8,738,184
June 1, 2023 to June 23, 2023	2.835	2.12	32,924,938

On June 23, 2023, the last day on which the Common Shares traded on the NYSE American prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the NYSE American was US$2.39 per Common Share.

The following table sets forth the price range and trading volume of the Common Shares as reported by the OTCQB during the 12 months preceding the date of this Prospectus Supplement.

	OTCQB (prices in US$) (on a post-Share Consolidation basis)
Month	High	Low	Volume
June 2022	3.66	2.46	1,779,820
July 2022	3.40	2.21	1,582,862
August 2022	3.69	2.57	1,683,543
September 2022	3.63	2.24	2,333,858
October 2022	2.85	2.27	1,027,664
November 2022	2.70	2.13	2,925,338
December 2022	2.69	2.15	2,466,894
January 1, 2023 to January 20, 2023	2.84	2.26	2,510,179

On January 20, 2023, the last day on which the Common Shares traded on the OTCQB prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the OTCQB was US$2.75 per Common Share.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”) generally applicable to a holder who acquires Offered Shares as beneficial owner pursuant to this Prospectus Supplement and who, at all relevant times, for the purposes of the Tax Act, deals at arm’s length with the Company and the Agents, is not affiliated with the Company or the Agents, and will acquire and hold such Offered Shares as capital property (each, a “Holder”), all within the meaning of the Tax Act. Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Offered Shares or is deemed to hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to (a) a Holder that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (b) a Holder that has an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act; (c) a Holder that is a “specified financial institution” as defined in the Tax Act; (d) a Holder that is a corporation resident in Canada (for the purpose of the Tax Act) or a corporation that does not deal at arm’s length (for purposes of the Tax Act) with a corporation resident in Canada, and that is or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for the purposes of the foreign affiliate dumping rules in Section 212.3 of the Tax Act; (e) a Holder that reports its “Canadian tax results”, as defined in the Tax Act, in a currency other than Canadian currency; (f) a Holder that is exempt from tax under the Tax Act; or (g) a Holder that has entered into, or will enter into, a “synthetic disposition arrangement” or a “derivative forward agreement” with respect to the Offered Shares, as those terms are defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares. This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof, any specific proposals to amend the Tax Act and the Regulations (the “Tax Proposals”) which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-United States Tax Convention (1980) (the “Canada-U.S. Tax Convention”), and our understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding, or disposition of Offered Shares must be determined in Canadian dollars. Any such amount that is expressed or denominated in a currency other than Canadian dollars must be converted into Canadian dollars using the relevant exchange rate determined in accordance with the Tax Act.

Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times (each, a “Resident Holder”). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Offered Shares, and every other “Canadian security” (as defined by the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

Dividends received or deemed to be received on the Offered Shares will be included in computing a Resident Holder’s income. In the case of a Resident Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder’s income and be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for “eligible dividends”, if any, that are properly designated as such by the Company. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder’s income and will normally be deductible in computing such Resident Holder’s taxable income, subject to all restrictions under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” (as defined in the Tax Act) or a “subject corporation” (as defined for purposes of Part IV of the Tax Act) will generally be liable under Part IV of the Tax Act to pay an additional tax (refundable in certain circumstances) on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

Dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Disposition of Offered Shares

A Resident Holder who disposes of, or is deemed to have disposed of, an Offered Share (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such Offered Share immediately before the disposition or deemed disposition and any reasonable expenses incurred for the purpose of making the disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Common Shares held as capital property at that time by the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Losses”.

Taxation of Capital Gains and Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in the Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an “allowable capital loss”) must generally be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against taxable capital gains realized in such years, in the circumstances and to the extent provided in the Tax Act.

A capital loss realized on the disposition of an Offered Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on the Offered Share. Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares. A Resident Holder to which these rules may be relevant is urged to consult its own tax advisor.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include an amount in respect of taxable capital gains. Tax Proposals released by the Minister of Finance (Canada) on August 9, 2022 are intended to extend this additional tax and refund mechanism to “substantive CCPCs” as defined in the Tax Proposals. Resident Holders are advised to consult their own tax advisors.

Capital gains realized by a resident who is an individual (including certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Offered Shares in a business carried on in Canada (each, a “Non-Resident Holder”). The term “U.S. Holder,” for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-U.S. Tax Convention, is at all relevant times a resident of the United States and is a “qualifying person” within the meaning of the Canada-U.S. Tax Convention eligible for the full benefits of the Canada-U.S. Tax Convention. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention and related compliance requirements based on their particular circumstances.

Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act). Such Non-Resident Holders should consult their own advisors.

Taxation of Dividends

Subject to an applicable tax treaty or convention, dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Offered Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend. Such rate is generally reduced under the Canada-U.S. Tax Convention to 15% if the beneficial owner of such dividend is a U.S. Holder. The rate of withholding tax is generally further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. Non-Resident Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable tax treaty or convention based on their particular circumstances.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of Offered Shares, unless the Offered Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and are not “treaty-protected property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition.

Generally, provided the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSXV) at the time of disposition, the Offered Shares will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with which the Non-Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder and/or persons which do not deal at arm’s length with the Non-Resident Holder, or any combination of the foregoing, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (b) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists). Notwithstanding the foregoing, Offered Shares may also be deemed to be “taxable Canadian property” of a Non-Resident Holder in other circumstances under the Tax Act.

The Offered Shares of a U.S. Holder will generally constitute “treaty-protected property” for purposes of the Tax Act unless the value of the Offered Shares is derived principally from real property situated in Canada. For this purpose, “real property” has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and in any case, includes usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

If Offered Shares are taxable Canadian property of a Non-Resident Holder and are not treaty-protected property of the Non-Resident Holder at the time of their disposition, the consequences above under “Residents of Canada – Disposition of Offered Shares” and “Residents of Canada – Taxation of Capital Gains and Losses” will generally apply.

Non-Resident Holders whose Offered Shares may constitute taxable Canadian property should consult their own advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Offered Shares as acquired pursuant to this Offering. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from or relating to the acquisition, ownership and disposition of Offered Shares as acquired pursuant to this Offering. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the current provisions of the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. Except as provided herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares acquired pursuant to this Offering, that is for U.S. federal income tax purposes:

●	An individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Offered Shares that is not a U.S. Holder or an entity classified as a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal, state or local tax consequences to non-U.S. Holders arising from or relating to the acquisition, ownership and disposition of Offered Shares. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, state or local and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership and disposition of Offered Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are subject to special tax accounting rules with respect to Offered Shares; (j) are partnerships or other “pass-through” entities (and partners or other owners thereof); (k) are S corporations (and shareholders thereof); (l) are U.S. expatriates or former long-term residents of the United States subject to Sections 877 or 877A of the Code; (m) hold Offered Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; or (n) own or have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the Company’s outstanding shares. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participant). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Offered Shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” or “PFIC” within the meaning of Section 1297 of the Code for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares. The Company believes it was a PFIC for its most recently completed tax year and based on current business plans and financial expectations, the Company expects to be a PFIC for its current tax year and may be a PFIC in subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning its status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company or any of its subsidiaries concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each of its subsidiaries.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of its gross income is passive income (the “PFIC income test”) or (b) 50% or more of the value of its assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Offered Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Offered Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns Offered Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Offered Shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to: (a) any gain recognized on the sale or other taxable disposition of Offered Shares; and (b) any “excess distribution” received on the Offered Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Offered Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Offered Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Offered Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Offered Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Offered Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if Offered Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Offered Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Offered Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the Company’s net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the Company’s ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents the Company’s “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Offered Shares in which the Company is a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Offered Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Offered Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its Offered Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Offered Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Offered Shares are marketable stock. The Offered Shares generally will be “marketable stock” if the Offered Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Each U.S. Holder should consult its own tax advisor in this matter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Offered Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Offered Shares for which the Company is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Offered Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Offered Shares, over (b) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Offered Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Offered Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Offered Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Offered Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Offered Shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Offered Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares.

In addition, a U.S. Holder who acquires Offered Shares from a decedent will not receive a “step up” in tax basis of such Offered Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares.

General Rules Applicable to the Ownership and Disposition of Offered Shares

The following discussion is subject, in its entirety, to the rules described above under the heading “Passive Foreign Investment Company Rules”.

Distributions on Offered Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the Company’s current or accumulated “earnings and profits”, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or was a PFIC for the preceding tax year. To the extent that a distribution exceeds the Company’s current and accumulated “earnings and profits”, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares. (See “Sale or Other Taxable Disposition of Offered Shares” below). However, the Company does not intend to maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore should assume that any distribution by the Company with respect to the Offered Shares will constitute ordinary dividend income. Dividends received on Offered Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, in respect of Offered Shares generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

Upon the sale or other taxable disposition of Offered Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such Offered Shares sold or otherwise disposed of. A U.S. Holder’s tax basis in Offered Shares generally will be such U.S. Holder’s U.S. dollar cost for such Offered Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Offered Shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Offered Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Offered Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of Offered Shares will generally be subject to information reporting and backup withholding tax if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

RISK FACTORS

An investment in the Company’s securities should be considered highly speculative and involves certain risks. When evaluating the Company and its business, investors should carefully consider all of the information disclosed in this Prospectus Supplement and the Company’s profile on the SEDAR website at www.sedar.com, as well as the risks described below, and in the documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, including the risks identified and discussed under the heading “Risk Factors” in the AIF, which are incorporated by reference herein.

There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below (or incorporated by reference herein) or other unforeseen risks. If any of the risks described below, in the accompanying Prospectus or in the AIF actually occur, then the Company’s business, financial condition and operating results could be adversely affected.

The risks and uncertainties described or incorporated by reference herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company is unaware of or that are currently deemed immaterial, may also adversely affect the Company and its business. Investors should consult with their professional advisors to assess any investment in the Company.

No certainty regarding the net proceeds to the Company.

There is no certainty that any Offered Shares will be sold under the Offering or that the full offering amount of US$70,000,000 will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell, on the Company’s behalf, the Offered Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agents are not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum amount, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Company Retains Discretion in the Use of Proceeds

While information regarding the use of proceeds from the sale of the Offered Shares is described under the heading “Use of Proceeds”, we retain broad discretion over the use of the net proceeds from the Offering. The Company has identified certain forward-looking plans and objectives for the proceeds, but the Company’s ability to achieve such plans and objectives could change as a result of a number of internal and external factors, such as the impact that results from continued exploration and evaluation activities may have on the Company’s future plans and anticipated costs and timelines, and access to sufficient capital and resources, among other things. Because of the number and variability of factors that will determine our use of such proceeds, the Company’s ultimate use might vary substantially from its planned use. You may not agree with how the Company allocates or spends the proceeds from the Offering. We may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of our securities, including the market value of our Common Shares, and that may result in or increase our losses from operations.

The Offered Shares offered hereby will be sold in “at-the-market” offerings, and investors who buy Offered Shares at different times will likely pay different prices.

Investors who purchase Offered Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices, and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of Common Share sales made at prices lower than the prices they paid.

Future sales or issuances of debt or equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power and reduce our earnings per share.

We are authorized to issue an unlimited number of Common Shares. We may sell additional equity securities (including through the sale of securities convertible into Common Shares) and may issue additional debt or equity securities to finance our operations, exploration, development, acquisitions or other projects. We cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per share.

Our Common Shares are subject to various factors that have made share prices volatile.

The Common Shares are listed on the TSXV and NYSE American. Securities of mineral exploration and development companies have experienced substantial volatility in the past, often based on factors unrelated to the companies’ financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.

The price of the Common Shares is also likely to be significantly affected by short-term changes in mineral prices or in the Company’s financial condition or results of operations. Other factors unrelated to the Company’s performance that may affect the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company; lessening in trading volume and general market interest in the Common Shares may affect an investor’s ability to trade significant numbers of Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Common Shares; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Common Shares to be delisted from such exchange, further reducing market liquidity. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. enCore may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The market price of the Common Shares is affected by many other variables which are not directly related to the Company’s success and are, therefore, not within enCore’s control. These include other developments that affect the market for all resource sector securities, the breadth of the public market for the Company’s Common Shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common Shares is expected to make the price of the Common Shares volatile in the future, which may result in losses to investors.

The market price of the Common Shares could decline as a result of future issuances or sales of the Company’s securities, which could result in insufficient liquidity.

The market price of the Common Shares could decline as a result of issuances of securities by the Company or sales by its existing shareholders of Common Shares in the market, or the perception that these sales could occur. The issuance of Common Shares upon the exercise of the Company’s outstanding stock options or the vesting of the Company’s outstanding share units may also reduce the market price of the Common Shares. Additional Common Shares, stock options and share units may be issued in the future. A decrease in the market price of the Common Shares could adversely affect the liquidity of the Common Shares on the TSXV and NYSE American. The Company’s shareholders may be unable, as a result, to sell significant quantities of the Common Shares into the public trading markets. The Company may not, as a result, have sufficient liquidity to meet the continued listing requirements of the TSXV and the NYSE American. Sales of the Common Shares by shareholders might also make it more difficult for the Company to sell equity or debt securities at a time and price that it deems appropriate, which may have a material adverse effect on the Company’s business, financial conditions and results of operations.

The Company has never paid, and does not currently anticipate paying, dividends.

To date, the Company has not paid any dividends on the outstanding Common Shares. Any decision to pay dividends on the Common Shares of the Company will be made by the Board on the basis of the Company’s earnings, financial requirements and other conditions.

The Company expects to be a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. investors.

The Company believes it was a PFIC within the meaning of Section 1297 of the Code for its most recently completed tax year and based on current business plans and financial expectations, it expects to be a PFIC for its current tax year and may be a PFIC in subsequent tax years. If the Company is a PFIC for any year during a U.S. taxpayer’s holding period of Offered Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Offered Shares or any so-called “excess distribution” received on its Offered Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election (as defined below) or a Mark-to-Market Election (as defined below). U.S. taxpayers should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF (as defined below), or that the Company will supply U.S. taxpayers with information that such U.S. taxpayers are required to report under the QEF rules, in the event the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Offered Shares. A U.S. taxpayer who makes a Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Offered Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion above under the heading “Certain United States Federal Income Taxation Considerations — Passive Foreign Investment Company Rules.” Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Offered Shares.

Proposed legislation in the U.S. Congress, including changes in U.S. tax law, and the Inflation Reduction Act of 2022 may adversely impact the Company and the value of the Offered Shares.

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect the Company or holders of the Offered Shares. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact the Company’s financial performance and the value of the Offered Shares. Additionally, states in which the Company operates or owns assets may impose new or increased taxes. If enacted, most of the proposals would be effective for the current or later years. The proposed legislation remains subject to change, and its impact on the Company and purchasers of the Offered Shares is uncertain.

In addition, the Inflation Reduction Act of 2022 includes provisions that will impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that will impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. It is unclear how this legislation will be implemented by the U.S. Department of the Treasury and the Company cannot predict how this legislation or any future changes in tax laws might affect the Company or purchasers of the Offered Shares.

LEGAL MATTERS

Certain legal matters related in connection with the Offering will be passed upon on our behalf by Morton Law LLP, with respect to matters of Canadian law, and by Dorsey & Whitney LLP with respect to United States legal matters, and Legacy Tax + Trust Lawyers, with respect to matters of tax law and on behalf of the Agents by Bennett Jones LLP with respect to Canadian legal matters and Sidley Austin LLP with respect to United States legal matters.

As of the date hereof, the partners and associates, as a group, of each of Morton Law LLP and Bennett Jones LLP, and the directors and shareholders of Legacy Tax + Trust Lawyers beneficially own, directly and indirectly, less than 1% of the issued and outstanding Common Shares of the Company or any of its associates or affiliates.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are Davidson & Company LLP, Chartered Accountants (“Davidson”), of 1200 – 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC V7Y 1G6.

No person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this Prospectus Supplement or as having prepared or certified a report or valuation described or included in this Prospectus Supplement holds any beneficial interest, direct or indirect, in any securities or property of the Company or an associate or affiliate of the foregoing.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

INTERESTS OF EXPERTS

The auditors of the Company, Davidson & Company LLP (“Davidson”), prepared independent auditor’s reports in respect of the audited financial statements of the Company for the years ended December 31, 2022.

Davidson has advised the Company that they are independent of the Company within the context of the CPA Code of professional conduct of the Chartered Professional Accountants of British Columbia.

The following are the qualified persons involved in preparing the NI 43-101 Technical Reports or who certified a statement, report or valuation from which certain scientific and technical information relating to enCore’s material mineral projects contained in this Prospectus Supplement has been derived, and in some instances extracted from:

●	Douglas Beahm, P.E., P.G. of BRS Inc. prepared the report entitled “Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA” dated effective January 19, 2023;

●	Douglas L. Beahm, P.E., P.G., Carl Warren, P.E., P.G., and W. Paul Goranson, P.E. prepared the report entitled “Crownpoint and Hosta Butte Uranium Project McKinley County, New Mexico, USA” dated and with an effective date of March 16, 2022;

●	Ray Moores, P.E. of Western Water Consultants Inc. and Steve Cutler, P.G. of Roughstock Mining Services, LLC prepared the report entitled “NI 43-101 Technical Report, Preliminary Economic Assessment, Gas Hills Uranium Project, Fremont And Natrona Counties, Wyoming, USA” dated August 10, 2021 with an effective date of June 28, 2021; and

●	Matthew Yovich, P.E. of Woodard & Curran and Steve Cutler, P.G. of Roughstock Mining Services, LLC prepared the report entitled “NI 43-101 Technical Report Preliminary Economic Assessment Dewey-Burdock Uranium ISR Project South Dakota, USA” dated December 23, 2020 and effective as of December 3, 2019.

The named experts held, directly or indirectly, less than 1% percent of the issued and outstanding common shares of enCore, at the time of the preparation of the above-noted technical reports. The authors have reviewed and approved the technical and scientific information include in this Prospectus Supplement, which has been summarized from the technical reports.

To the knowledge of the Company based on the information provided by the experts, no person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this Prospectus Supplement or as having prepared or certified a report or valuation described or included in this Prospectus Supplement holds any beneficial interest, direct or indirect, in any securities or property of the Company or an associate or affiliate of the foregoing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company incorporated under the BCBCA. The majority of our directors and officers and the experts named in this Prospectus Supplement are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and all of the Company’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

We have filed with the SEC, concurrently with our U.S. Registration Statement of which this Prospectus Supplement and Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Cogency Global Inc. located at 122 E 42nd Street, 18th Floor, New York, New York 10168, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

Prospectus Dated June 20, 2023

ENCORE ENERGY CORP.

US$140,000,000

Common Shares

Warrants

Subscription Receipts

Units

enCore Energy Corp. (“enCore” or the “Company”), may offer and sell, from time to time, common shares of the Company (“Common Shares”), warrants to purchase Common Shares (“Warrants”), subscription receipts (the “Subscription Receipts”) or units (“Units”) comprised of one or more of any of the other securities described herein (all of the foregoing collectively, the “Securities”), or any combination thereof for aggregate gross proceeds of up to US$140,000,000 in one or more transactions under this short form base shelf prospectus (the “Prospectus”). The Company may offer and sell the Common Shares, Warrants, Subscription Receipts or Units during the 25-month period that this Prospectus, including any amendments hereto, remains effective. The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (each, a “Prospectus Supplement”).

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (“MJDS”), to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to financial statements of United States companies. Such financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is governed by the laws of British Columbia, Canada, that some of its officers and directors are residents of a foreign country, that some of the experts named in this Prospectus are, and the underwriters, dealers or agents named in any Prospectus Supplement may be, residents of a foreign country, and a substantial portion of the assets of the Company and said persons may be located outside of the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Investing in Securities of the Company involves a high degree of risk. You should carefully review the risks outlined in this Prospectus (together with any Prospectus Supplement) and in the documents incorporated by reference in this Prospectus and any Prospectus Supplement and consider such risks in connection with an investment in such Securities. See “Risk Factors”.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences in Canada and the United States. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in this Prospectus under the heading “Certain Federal Income Tax Considerations” as well as the tax discussion, if any, contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

This Prospectus provides a general description of the Securities that the Company may offer. The specific terms of any Securities with respect to a particular offering will be described in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms of the offering; (ii) in the case of Warrants, the designation, number and terms of the Common Shares purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of those numbers, the exercise price, dates and periods of exercise, and the currency or the currency unit in which the exercise price must be paid and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, and any other terms specific to the Subscription Receipts; and (iv) in the case of Units, the designation, number and terms of the Common Shares or Warrants comprising the Units. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters set forth in this Prospectus.

All information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. You should read both this Prospectus and the Prospectus Supplement, together with any additional information which is incorporated by reference into this Prospectus and the Prospectus Supplement. See “Documents Incorporated by Reference”. This Prospectus may not be used to offer or sell securities without the Prospectus Supplement which includes a description of the method and terms of that offering.

The Securities may be sold to or through underwriters, dealers or agents or directly to purchasers pursuant to applicable statutory exemptions. The Prospectus Supplement, which will be provided to purchasers each time we offer Securities, will set forth the names of any underwriters, dealers or agents involved in the sale of the Securities, and will include the plan of distribution for such Securities, including the proceeds to the Company and any applicable fee, commission or discount arrangements with any underwriters, dealers or agents. See “Plan of Distribution”.

This Prospectus may qualify an “at-the-market distribution” as defined under National Instrument 44-102 – Shelf Distributions (“NI 44-102”) of the Canadian Securities Administrators. The Company’s securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, including sales in transactions that are deemed to be at-the-market distributions, including sales made directly on the TSX Venture Exchange (“TSXV”), NYSE American LLC (“NYSE American”) or other existing trading markets for the securities. In connection with any offering of the Securities, other than an “at-the-market distribution” unless otherwise specified in a Prospectus Supplement, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transaction, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”. No underwriter or dealer involved in an at-the-market distribution under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities sold in the at-the-market distribution.

The Common Shares are listed and posted for trading on the TSXV and NYSE American under the symbol “EU”. On June 19, 2023, the last trading day on the TSXV prior to the date of this Prospectus, the closing price of the Common Shares was $3.33 per Common Share. On June 16, 2023, the last trading day on the NYSE American prior to the date of this Prospectus, the closing price of the Common Shares was US$2.50 per Common Share. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Shares will not be listed on any securities exchange. There is currently no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell the Securities purchased under this Prospectus. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. See “Risk Factors”.

An investment in the Securities is highly speculative and involves a high degree of risk, and should only be made by persons who can afford the total loss of their investment. Prospective investors should carefully consider the risk factors described or incorporated by reference in this Prospectus before purchasing Securities. Prospective investors are advised to consult their legal counsel and other professional advisors in order to assess income tax, legal and other aspects of the investment. See “Cautionary Note Regarding Forward Looking Statements” and “Risk Factors”.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Certain directors and officers of the Company reside outside of Canada. These persons have appointed the following agents for service of process:

Name of Person or Company	Name and Address of Agent
William Bruce Harris	Morton Law LLP, 1200 – 750 West Pender St., Vancouver, BC V6C 2T8
Dennis Stover	Morton Law LLP, 1200 – 750 West Pender St., Vancouver, BC V6C 2T8
Mark Pelizza	Morton Law LLP, 1200 – 750 West Pender St., Vancouver, BC V6C 2T8
Richard Cherry	Morton Law LLP, 1200 – 750 West Pender St., Vancouver, BC V6C 2T8
W. Paul Goranson	Morton Law LLP, 1200 – 750 West Pender St., Vancouver, BC V6C 2T8
Carrie Mierkey	Morton Law LLP, 1200 – 750 West Pender St., Vancouver, BC V6C 2T8
William M. Sheriff	Morton Law LLP, 1200 – 750 West Pender St., Vancouver, BC V6C 2T8
Susan Hoxie-Key	Morton Law LLP, 1200 – 750 West Pender St., Vancouver, BC V6C 2T8
Peter Luthiger	Morton Law LLP, 1200 – 750 West Pender St., Vancouver, BC V6C 2T8
Greg Zerzan	Morton Law LLP, 1200 – 750 West Pender St., Vancouver, BC V6C 2T8

Prospective investors are advised that it may not be possible to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or who resides outside of Canada, even if the party has appointed an agent for service.

The Company’s head office is located at 101 N. Shoreline Blvd, Suite 450, Corpus Christi, Texas, 78401, and its registered office is located at 1200 – 750 West Pender St., Vancouver, British Columbia V6C 2T8.

In this Prospectus and in any Prospectus Supplement, unless the context otherwise requires, references to “we”, “us”, “our”, “enCore” or the “Company” refer to enCore Energy Corp., either alone or together with its subsidiaries, as the context requires.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, including any information incorporated by reference, contains statements that, to the extent that they are not historical fact, may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation, respectively. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “project”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements may include, but are not limited to, statements with respect to:

●	the Company’s future financial and operational performance;

●	the sufficiency of the Company’s current working capital, anticipated cash flow or its ability to raise necessary funds;

●	the anticipated amount and timing of work programs;

●	our expectations with respect to future exchange rates;

●	the estimated cost of and availability of funding necessary for sustaining capital;

●	forecast capital and non-operating spending;

●	the Company’s plans and expectations for its property, exploration, development, production, and community relations operations;

●	the use of available funds;

●	expectations regarding the process for and receipt of regulatory approvals, permits and licenses under governmental and other applicable regulatory regimes, including U.S. government policies towards domestic uranium supply;

●	expectations about future uranium market prices, production costs and global uranium supply and demand;

●	expectations regarding holding physical uranium for long-term investment;

●	the establishment of mineral resources on any of the Company’s current or future mineral properties (other than the Company’s properties that currently have an established mineral resource estimates);

●	future royalty and tax payments and rates;

●	expectations regarding possible impacts of litigation and regulatory actions; and

●	the completion of reclamation activities at former mine or extraction sites.

Such forward-looking statements reflect the Company’s current views with respect to future events, based on information currently available to the Company and are subject to and involve certain known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed in or implied by such forward-looking statements.

The forward-looking statements in this Prospectus and the documents incorporated by reference herein are based on material assumptions, including the following:

●	our budget, including expected levels of exploration, evaluation and operations activities and costs, as well as assumptions regarding market conditions and other factors upon which we have based our income and expenditure expectations;

●	assumptions regarding the timing and use of our cash resources;

●	our ability to, and the means by which we can, raise additional capital to advance other exploration and evaluation objectives;

●	financial markets will not in the long term be adversely impacted by the COVID-19 pandemic;

●	our operations and key suppliers are essential services, and our employees, contractors and subcontractors will be available to continue operations;

●	our ability to obtain all necessary regulatory approvals, permits and licenses for our planned activities under governmental and other applicable regulatory regimes;

●	our expectations regarding the demand for, and supply of, uranium, the outlook for long-term contracting, changes in regulations, public perception of nuclear power, and the construction of new and ongoing operation of existing nuclear power plants;

●	our expectations regarding spot and long-term prices and realized prices for uranium;

●	our expectations that our holdings of physical uranium will be helpful in securing project financing and/or in securing long- term uranium supply agreements in the future;

●	our expectations regarding tax rates, currency exchange rates, and interest rates;

●	our decommissioning and reclamation obligations and the status and ongoing maintenance of agreements with third parties with respect thereto;

●	our mineral resource estimates, and the assumptions upon which they are based;

●	our, and our contractors’ ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals; and

●	our operations are not significantly disrupted by political instability, nationalization, terrorism, sabotage, pandemics, social or political activism, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labour shortages, transportation disruptions or accidents, or other development or exploration risks.

The risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from any future results expressed in or implied by the forward-looking statements in this Prospectus and the documents incorporated by reference herein include, but are not limited to, the following factors:

●	exploration and development risks;

●	changes in commodity prices;

●	access to skilled mining personnel;

●	results of exploration and development activities;

●	uninsured risks;

●	regulatory risks;

●	defects in title;

●	availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations;

●	risks posed by the economic and political environments in which the Company operates and intends to operate;

●	the potential for losses arising from the expansion of operations into new markets;

●	increased competition;

●	assumptions regarding market trends and the expected demand and desires for the Company’s products and proposed products;

●	reliance on industry manufacturers, suppliers and others;

●	the failure to adequately protect intellectual property;

●	the failure to adequately manage future growth;

●	adverse market conditions; and

●	the failure to satisfy ongoing regulatory requirements.

In addition, the risks, assumptions, and other factors set out below under “Risk Factors” and incorporated by reference herein from the Company’s AIF (as defined herein) could cause actual results to differ materially from any future results expressed in or implied by the forward-looking statements in this Prospectus and the documents incorporated by reference herein. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. These risks, uncertainties, assumptions and other factors should be considered carefully, and prospective investors and readers should not place undue reliance on the forward-looking statements.

Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or information or statements to reflect information, events, results, circumstances or otherwise after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by applicable laws. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such fact on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements or information.

All of the forward-looking statements contained in this Prospectus and the documents incorporated by reference herein and therein are qualified by the foregoing cautionary statements.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

This Prospectus is a base shelf prospectus that:

●	we have filed with the securities commissions in each of the provinces and territories of Canada, (the “Canadian Qualifying Jurisdictions”) in order to qualify the offering of the Securities described in this Prospectus in accordance with NI 44-102; and

●	forms part of a registration statement on Form F-10 (the “Registration Statement”) that we filed with the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) under MJDS.

Prospective investors should rely on only information contained in this Prospectus or incorporated by reference herein. The Company has not authorized anyone to provide investors with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The Company is not making an offer to sell Securities in any jurisdiction where the offer or sale is not permitted. Investors should assume that the information contained in this Prospectus or in any documents incorporated or deemed to be incorporated by reference in this Prospectus is accurate only as of the respective date of the document in which such information appears. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

Information contained in this Prospectus should not be construed as legal, tax or financial advice and prospective investors are urged to consult with their own professional advisors prior to investing in the securities offered hereby.

This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the Registration Statement. Investors in the United States should refer to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Securities. See “Available Information”.

CURRENCY PRESENTATION

Unless otherwise indicated, all references to monetary amounts in this Prospectus are denominated in Canadian dollars. The consolidated financial statements of the Company incorporated herein by reference are reported in United States dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”). Unless otherwise indicated, all references to “$” and “dollars” in this Prospectus refer to Canadian dollars. References to “US$” in this Prospectus refer to United States dollars. On June 19, 2023, the daily exchange rate for one United States dollar expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3206 (or C$1.00 = US$0.7572).

NOTE REGARDING RESOURCE AND RESERVE ESTIMATES

This Prospectus and the documents incorporated by reference, as applicable, have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this Prospectus have been prepared for or by the current or former owners and operators of the relevant properties, as and to the extent indicated by them, in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) classification system, as applicable. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves as adopted by the CIM (the “CIM Definition Standards”).

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934 Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 has been replaced. The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. However, if the Company either ceases to be a “foreign private issuer” or ceases to be entitled to file reports under the multijurisdictional disclosure system (“MJDS”), then the Company will be required to provide disclosure on its mineral properties under the SEC Modernization Rules. Accordingly, United States investors are cautioned that the disclosure the Company provides on its mineral properties may be different from the disclosure that the Company would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign private issuer under the SEC Modernization Rules.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC will now recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding CIM Definition Standards.

United States investors are cautioned that while terms are substantially similar to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports are or will be economically or legally mineable.

Further, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

MARKETING MATERIALS

Certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with provincial securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request and without charge from the Company at 101 N. Shoreline Blvd, Suite 450, Corpus Christi, Texas 78401, or telephone 361-239-5449, and are also available electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and through the SEC’s Electronic Data Gathering and Retrieval (“EDGAR”) website at www.sec.gov. The filings of the Company through SEDAR and EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein.

The following documents, filed by the Company with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

1.	the management information circular of the Company dated May 12, 2023 in respect of the Company’s annual meeting of shareholders scheduled to be held on June 21, 2023;

2.	the interim consolidated financial statements of the Company for the three months ended March 31, 2023, together with the notes thereto, excluding the notice of no auditor review;

3.	the management’s discussion and analysis of the Company for the three months ended March 31, 2023, as amended on June 7, 2023;

4.	the annual information form of the Company for the year ended December 31, 2022, dated as of April 28, 2023 (the “AIF”);

5.	the audited consolidated financial statements of the Company for the year ended December 31, 2022, together with the notes thereto and the report of independent auditors thereon;

6.	the management’s discussion and analysis of the Company for the year ended December 31, 2022, as amended on June 7, 2023;

7.	the material change report dated February 21, 2023 (the “Alta Mesa MCR”) relating to the news release dated February 15, 2023 announcing closing of the acquisition of the Alta Mesa In-Situ Recovery uranium project (the “Alta Mesa Acquisition”) from Energy Fuels Inc. (“Energy Fuels”);

8.	the material change report dated February 8, 2023 relating to the news release dated February 8, 2023 announcing closing of the Company’s $34 million bought deal offering of units;

9.	the material change report dated January 30, 2023 relating to the news release dated January 25, 2023 announcing the Company’s $30 million bought deal offering of units; and

10.	the report entitled “Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA” dated January 19, 2023, prepared by Douglas Beahm, P.E. P.G., BRS Inc.

A reference to this Prospectus includes a reference to any and all documents incorporated by reference in this Prospectus. Any document of the type referred to above (excluding confidential material change reports), the content of any news release disclosing financial information for a period more recent than the period for which financial statements are required and certain other disclosure documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators filed by the Company with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and prior to the termination of the offering under this Prospectus shall be deemed to be incorporated by reference in this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished by the Company to the SEC after the date of this Prospectus, that document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part. In addition, the Company may incorporate by reference into this Prospectus, or the Registration Statement of which it forms a part, other information from documents filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if and to the extent expressly provided therein.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus, to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consent of Davidson & Company LLP; (3) powers of attorney from certain of the Company’s directors and officers; and (4) the consents of the “qualified persons” (for the purposes of NI 43-101) referred to in this Prospectus under “Interests of Experts”. A copy of the form of any applicable warrant agreement or subscription receipt agreement, or indenture, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

AVAILABLE INFORMATION

The Company is subject to the information reporting requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under MJDS, such reports and other information may generally be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Prospective investors may read and download any public document that the Company has filed with securities commissions or similar regulatory authorities in Canada on SEDAR at www.sedar.com. The reports and other information filed and furnished by the Company with the SEC can be inspected on EDGAR at the SEC’s website at www.sec.gov. Reports and other information filed by the Company with, or furnished to, the SEC may also be inspected and copied for a fee at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549. Unless specifically incorporated by reference herein, documents filed or furnished by the Company on SEDAR or EDGAR are neither incorporated in nor a part of this Prospectus.

The Company has filed with the SEC the Registration Statement under the U.S. Securities Act, with respect to the Securities. This Prospectus, which forms part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in or incorporated by reference into this Prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC’s website: www.sec.gov. Each time the Company sells Securities under the Registration Statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.

the company

enCore was incorporated on October 30, 2009 under the Business Corporations Act (British Columbia) (the “BCBCA”) under the name “Dauntless Capital Corp.”. The Company’s name was changed to “Tigris Uranium Corp.” on September 2, 2010, and changed to “Wolfpack Gold Corp.” on May 15, 2013. On August 15, 2014, the Company’s name was changed to “enCore Energy Corp.”.

The Company is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Ontario. The Company’s Common Shares are listed for trading on the TSXV and NYSE American under the symbol “EU”.

The principal offices of the Company are located at Suite 450, 101 N. Shoreline Blvd, Corpus Christi, Texas 78401, United States of America. The Company’s registered and records office is located at Suite 1200, 750 West Pender Street, Vancouver, British Columbia, V6C 2T8.

Intercorporate Relationships

enCore has the following subsidiaries as at the date of this Prospectus:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Shares/Interests beneficially owned directly or indirectly by enCore
Azarga Uranium Corp.	British Columbia	100% directly
Powertech (USA) Inc.	South Dakota	100% indirectly through Azarga Uranium Corp.
URZ Energy Corp.	British Columbia	100% indirectly through Azarga Uranium Corp.
Ucolo Exploration Corp.	Utah	100% indirectly through URZ Energy Corp.
Azarga Resources Limited	British Virgin Islands	100% indirectly through Azarga Uranium Corp.
Azarga Resources (Hong Kong) Ltd.	Hong Kong	100% indirectly through Azarga Resources Limited
Azarga Resources Canada Ltd.	British Columbia	100% indirectly through Azarga Resources (Hong Kong) Limited
Azarga Resources USA Company	Colorado	100% indirectly through Azarga Resources Canada Ltd.
enCore Energy US Corp.	Nevada	100% directly
HRI-Churchrock, Inc.	Delaware	100% indirectly through enCore Energy US Corp.
Metamin Enterprises US Inc.	Nevada	100% indirectly through enCore Energy US Corp.
Neutron Energy, Inc.	Nevada	100% indirectly through enCore Energy US Corp.
Tigris Uranium US Corp.	Nevada	100% indirectly through enCore Energy US Corp.
Uranco, Inc.	Delaware	100% indirectly through enCore Energy US Corp.
Uranium Resources, Inc.	Delaware	100% indirectly through enCore Energy US Corp.
URI, Inc.	Delaware	100% indirectly through enCore Energy US Corp.
enCore Alta Mesa LLC	Texas	100% indirectly through enCore Energy US Corp.
Leoncito Plant, LLC	Texas	100% indirectly through enCore Energy US Corp.
Leoncito Project, LLC	Texas	100% indirectly through enCore Energy US Corp.

The following organizational chart illustrates enCore’s principal subsidiaries as at the date of this Prospectus:

Notes:

*POI = Place of incorporation or legal organization

*PPB = Principal place of business

business of the company

The following description of the Company is, in some instances, derived from selected information about the Company contained in the documents incorporated by reference into this Prospectus. This description does not contain all of the information about the Company and its properties and business that you should consider before investing in any Securities. You should carefully read the entire Prospectus and the applicable Prospectus Supplement, as well as the documents incorporated by reference into this Prospectus and the applicable Prospectus Supplement, including the section of the AIF titled “Risk Factors”, before making an investment decision.

Description of the Business

enCore’s business objective is to be a leading, low cost and profitable in-situ recovery (“ISR”) uranium producer in the United States. Our management team believes uranium market conditions are improving as a result of realization of market supply-demand fundamentals and a shift toward de-globalization in the nuclear industry. There are many factors contributing to the change in global fundamentals including continued deferment of re-starts of existing standby and new primary sources of supply, along with a continued increase in the number of operating nuclear reactors and reactors under construction. According to the World Nuclear Association, globally there are 438 reactors operating, 59 reactors under construction, and 104 reactors planned for construction. Nuclear energy, fueled by uranium, is gaining acceptance as a clean and reliable energy source. The growing urgency to reduce carbon emissions world-wide has pushed nuclear energy generation to the forefront, with the United States being the world’s largest consumer of uranium. Currently, the U.S. is completely reliant on imported uranium, but as geopolitical changes are forcing the shift to deglobalize supply chains, domestic nuclear power utilities are looking to the U.S. as a source of uranium to secure a domestic supply chain and diversify their demand away from Russia, Kazakhstan, and China (Source: TradeTech Uranium Market Study 2022: Issue 4).

Material Properties

enCore holds a portfolio of uranium assets located in New Mexico, South Dakota, Wyoming, Texas, Utah, Colorado, and Arizona in the United States, and is focused on advancing its properties utilizing ISR.

enCore’s material properties and projects are the Alta Mesa Uranium Project in Texas, the Marquez-Juan Tafoya Uranium Project located in New Mexico, the Crownpoint and Hosta Butte Uranium Project located in New Mexico, the Dewey Burdock Project located in South Dakota, and the Gas Hills Project located in Wyoming. In addition to enCore’s material properties, enCore also holds the Rosita uranium processing plant located in Texas and various surrounding and proximate mineral leases and claims.

The following is a summary describing each of the Company’s material properties and projects. Further information with respect to Alta Mesa Uranium Project, Marquez-Juan Tafoya Uranium Project, Crownpoint and Hosta Butte Uranium Project, Dewey Burdock Project, and the Gas Hills Project may be reviewed under the heading “Description of the Business” in the AIF.

Alta Mesa Uranium Project, Texas

The Alta Mesa project is a fully licensed and constructed ISR project and central processing facility currently on standby, located on over 203,000 acres of private land in the state of Texas. Total operating capacity is 1.5 million lbs U3O8 per year. Alta Mesa historically produced nearly 5 million lbs of U3O8 between 2005 and 2013, when full production was curtailed as a result of low uranium prices at the time.

Crownpoint and Hosta Butte Uranium Project, New Mexico

The Company owns a 100% interest in McKinley properties and a 60% - 100% interest in the adjacent Crownpoint and Hosta Butte properties, all of which are located in McKinley County, New Mexico. The Company holds a 60% interest in a portion of a certain section at Crownpoint. The Company owns a 100% interest in the rest of the Crownpoint and Hosta Butte Uranium Project area, subject to a 3% gross profit royalty on uranium produced.

Dewey Burdock Project, South Dakota

The Dewey Burdock Project is an advanced-stage uranium exploration project located in southwest South Dakota and is solely controlled by Powertech USA, Inc., a wholly-owned subsidiary of the Company. The Dewey Burdock Project forms part of the northwestern extension of the Edgemont Uranium Mining District. The Dewey Burdock Project includes federal claims, private mineral rights and private surface rights controlling the entire area within the licensed project permit boundary as well as surrounding areas. The Company currently controls approximately 16,962 acres of net mineral rights and 12,613 acres of surface rights. The property is subject to a cumulative 4.85% surface and mineral royalty.

Gas Hills Project, Wyoming

The Company’s owns a 100% interest in the Gas Hills Project located in the historic Gas Hills uranium district situated 45 miles east of Riverton, Wyoming. The Gas Hills Project consists of approximately 1,280 surface acres and 12,960 net mineral acres of unpatented lode mining claims, a State of Wyoming mineral lease, and private mineral leases, within a brownfield site which has experienced extensive development including mine and mill site production.

Additional Properties

enCore holds additional properties and projects which are considered to be non-material at this time, a discussion of which can be found under the heading “Additional Projects” in the AIF incorporated by reference herein.

Recent Developments

Proposed Disposition of Marquez-Juan Tafoya Project

On June 6, 2023, the Company entered into a definitive agreement with Anfield Energy Inc. (“Anfield”) to sell its wholly-owned subsidiary Neutron Energy Inc. (“Neutron”), which holds the Marquez-Juan Tafoya Project. As consideration, Anfield will pay $5,000,000 in cash and issue 185,000,000 of its common shares to enCore. On closing, enCore will also receive a nomination right for one seat on Anfield’s board of directors, and a participation right to maintain its equity interest in future Anfield share issuances, in either case for so long as enCore holds at least 10% of the issued shares of Anfield. The transaction is anticipated to close on or before July 21, 2023 and is subject to TSXV approval and other customary conditions.

Acquisition of Proprietary PFN Technology, Equipment and Global Licensing Rights

The Company acquired all of the proprietary Prompt Fission Neutron (“PFN”) technology and equipment, including related exclusive intellectual property, and global licensing rights from Energy Fuels Resources (USA) Inc., a wholly owned subsidiary of Energy Fuels, for US$3.1 million. The PFN equipment and technology acquired by enCore includes: associated proprietary intellectual property, including all internal details of the tools, circuit board diagrams, firmware code, software, manuals, instructions; the sole right to utilize the license of the PFN technology globally; six PFN downhole wireline probes; nine gamma downhole wireline probes with single point resistivity, spontaneous potential and deviation; two low-mileage, heavy-duty logging trucks with logging and associated equipment; power supplies, computers, communication equipment, and other technology.

Uranium Sales Delivery

On May 1, 2023, the Company announced that it delivered 200,000 pounds U3O8, into one of the Company’s four previously announced contracted uranium sales agreements. This delivery represents the first portion of the annual deliveries into the five-year agreement (previously announced on August 4, 2021) which covers 2 million pounds U3O8 of uranium with significant delivery flexibility for market related pricing.

Prospectus Offering

On February 8, 2023, the Company completed a “bought deal” prospectus offering pursuant to which the Company sold an aggregate of 10,615,650 units at a price of C$3.25 per unit for aggregate gross proceeds of C$34,500,862.50. Each unit was comprised of one Common Share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder thereof to purchase one Common Share at an exercise price of C$4.05 until for a period of 36 months. The Company paid the underwriters a cash commission of C$2,030,011.75. The Company used the net proceeds to fund amounts required to complete the Alta Mesa Acquisition and to maintain and advance the Company’s material properties, acquire properties, plant upgrades, drilling, maintenance and refurbishment, community outreach and communications, licensing and permitting, and for general corporate and working capital purposes.

More detailed information regarding the business of the Company, its material properties and projects, its operations and its assets can be found in the AIF and other documents which are incorporated in this Prospectus by reference. See “Documents Incorporated by Reference”.

CONSOLIDATED CAPITALIZATION

Other than as described under the heading “Prior Sales” below, there have been no material changes to the Company’s share capitalization since March 31, 2023, the date of the Company’s most recently filed consolidated financial statements, which are incorporated by reference in this Prospectus.

USE OF PROCEEDS

The net proceeds to the Company from any offering of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities.

PLAN OF DISTRIBUTION

General

The Company may sell the Securities, separately or together, to or through underwriters, dealers or agents, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents, and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Company from the sale of the Securities. Any initial offering price and discounts, concessions or commissions allowed or paid to dealers may be changed from time to time.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including in transactions that are deemed to be “at-the-market distributions” as defined in NI 44- 102, including sales made directly on the TSX, NYSE American or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution of the applicable Securities. If, in connection with the offering of Securities at a fixed price or prices, the underwriters, dealers or agents have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to the Company.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

No underwriter of an “at-the-market distribution” and no person or company acting jointly or in concert with such an underwriter, may, in connection with such a distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under this Prospectus and Prospectus Supplement, including selling an aggregate number or principal amount of Securities that would result in an underwriter creating an over-allocation position in the Securities.

Unless otherwise specified in the applicable Prospectus Supplement, Subscription Receipts, Units and Warrants will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Subscription Receipts, Units and Warrants may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of the Subscription Receipts, Units and Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange. See “Risk Factors”.

DESCRIPTION OF COMMON SHARES

The authorized capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value (referred to herein as the “enCore Preferred Shares”). As at the date of this Prospectus, there are 143,333,688 Common Shares issued and outstanding and no enCore Preferred Shares are issued and outstanding. There are options outstanding to purchase up to 9,271,402 Common Shares at exercise prices ranging from $0.37 to $5.76 (on a post-consolidation basis). There are Warrants outstanding to purchase up to 37,260,364 Common Shares at exercise prices ranging from $1.80 to $6.00.

The Common Shares are subject to the following rights, privileges, restrictions and conditions:

a)	the holders of the Common Shares are entitled to receive notice of, and attend at, and to vote in person or by proxy at general meetings of enCore shareholders and will be entitled to one vote for each such enCore Share held;

b)	subject to the rights of the enCore Preferred Shares as determined by the directors and in accordance with enCore’s Articles, the directors may, in their discretion, at any time and from time to time declare and cause enCore to pay dividend on the Common Shares; and

c)	subject to the rights, privileges, restrictions and conditions attaching to the enCore Preferred Shares, in the event of liquidation or dissolution of enCore or other distribution of assets of enCore among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary, the holders of the Common Shares will be entitled to share equally, share for share, in the distribution of the remaining property and assets of enCore.

The rights and restrictions attached to the Common Shares may be altered by resolutions of the enCore Board, subject to the provisions of the BCBCA.

DESCRIPTION OF WARRANTS

In the past, the Company has issued Warrants to acquire equity securities of the Company from time to time. The Company may issue Warrants, separately or together, in accordance with the policies of the TSXV and NYSE American, with Common Shares as Units. The Warrants would be issued under a separate Warrant agreement or indenture as Warrants are not permitted to be issued as stand-alone securities under the policies of the TSXV and NYSE American. The specific terms and provisions that will apply to any Warrants that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the aggregate number of Warrants offered;

●	the price at which the Warrants will be issued;

●	the currency in which the Warrants will be offered and in which the exercise price under the Warrants may be payable;

●	upon exercise of the Warrant, the events or conditions under which the amount of Securities may be subject to adjustment;

●	the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

●	if applicable, the identity of the Warrant agent;

●	whether the Warrants will be listed on any securities exchange;

●	whether the Warrants will be issued with any other Securities and, if so, the amount and terms of these Securities;

●	any minimum or maximum subscription amount;

●	whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any material risk factors relating to such Warrants and the Securities to be issued upon exercise of the Warrants;

●	any other rights, privileges, restrictions and conditions attaching to the Warrants and the Securities to be issued upon exercise of the Warrants; and

●	any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying securities.

Description of Subscription Receipts

The following description sets forth certain general terms and provisions of Subscription Receipts that may be issued hereunder and is not intended to be complete. Subscription Receipts may be issued at various times which will entitle holders thereof to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants, Units or any combination thereof. The Subscription Receipts may be offered separately or together with other Securities, as the case may be. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant Prospectus Supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. The subscription proceeds from an offering of Subscription Receipts will be held in escrow by the Escrow Agent pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). If underwriters, dealers or agents are used in the sale of any Subscription Receipts, one or more of such underwriters, dealers or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter, dealer or agent.

The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the applicable Subscription Receipt Agreement. Purchasers of Subscription Receipts should refer to the Subscription Receipt Agreement relating to the specific Subscription Receipts being offered for the complete terms of the Subscription Receipts. A copy of any Subscription Receipt Agreement relating to an offering of Subscription Receipts will be filed by the Company with the securities regulatory authorities in the applicable Canadian offering jurisdictions and with the SEC after the Company has entered into it.

The particular terms of each issue of Subscription Receipts will be described in the related Prospectus Supplement. This description may include, but is not limited to, any of the following, if applicable:

●	the designation and aggregate number of the Subscription Receipts being offered;

●	the price at which the Subscription Receipts will be offered;

●	the designation, number and terms of the Common Shares, Warrants, Units or any combination thereof to be received by the holders of the Subscription Receipts upon satisfaction of the release conditions, and any procedures that will result in the adjustment of those numbers;

●	the identity of the Escrow Agent;

●	the conditions (the “Release Conditions”) that must be met in order for holders of the Subscription Receipts to receive, for no additional consideration, Common Shares, Warrants, Units or any combination thereof;

●	the procedures for the issuance and delivery of the Common Shares, Warrants, Units or any combination thereof to holders of the Subscription Receipts upon satisfaction of the Release Conditions;

●	whether any payments will be made to holders of the Subscription Receipts upon delivery of the Common Shares, Warrants, Units or any combination thereof upon satisfaction of the Release Conditions;

●	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of the Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

●	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters, dealers or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters, dealers or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

●	procedures for the refund by the Escrow Agent to holders of the Subscription Receipts of all or a portion of the subscription price of their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

●	any contractual right of rescission to be granted to initial purchasers of the Subscription Receipts in the event that this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

●	any entitlement of the Company to purchase the Subscription Receipts in the open market by private agreement or otherwise;

●	if the Subscription Receipts are issued as a Unit with another Security, the date, if any, on and after which the Subscription Receipts and the other Security will be separately transferable;

●	whether the Company will issue the Subscription Receipts as global securities and, if so, the identity of the depository for the global securities;

●	whether the Company will issue the Subscription Receipts as bearer securities, as registered securities or both;

●	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Warrants or Units, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

●	whether the Company will apply to list the Subscription Receipts on any securities exchange;

●	the material United States and Canadian federal income tax consequences of owning the Subscription Receipts; and

●	any other material terms and conditions of the Subscription Receipts.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of Subscription Receipts will not be, and will not have the rights of, shareholders of the Company. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants, Units or a combination thereof on exchange or conversion of their Subscription Receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the Subscription Receipts are sold to or through underwriters, dealers or agents, a portion of the Escrowed Funds may be released to such underwriters, dealers or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or consent in writing from such holders. The number of votes of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that the Company may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

DESCRIPTION OF UNITS

As of the date of this Prospectus, the Company has no Units outstanding. Each Unit would be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each applicable Security. The specific terms and provisions that will apply to any Units that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the number of Units offered;

●	the price or prices, if any, at which the Units will be issued;

●	the manner of determining the offering price(s);

●	the currency at which the Units will be offered;

●	the Securities comprising the Units;

●	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

●	any minimum or maximum subscription amount;

●	whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any material risk factors relating to such Units or the Securities comprising the Units;

●	any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

●	any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

PRIOR SALES

During the 12 months preceding the date of this Prospectus, the Company issued the following Common Shares and securities convertible or exchangeable for Common Shares.

Date of issue or grant	Type of Securities	Number of Securities (on a pre-Share Consolidation basis)	Issue or Exercise Price of Security (on a pre-Share Consolidation basis)	Description of Transaction
July 15, 2022		Options	400,000	$1.070 Option Grant
July 27, 2022	Common Shares	61,875	$0.640	Option Exercise
July 29, 2022	Common Shares	131,250	$0.613	Option Exercise
July 29, 2022	Common Shares	121,875	$0.466	Option Exercise
July 29, 2022	Common Shares	152,343	$0.80	Option Exercise
August 8, 2022	Common Shares	31,875	$0.640	Option Exercise
August 8, 2022	Common Shares	48,750	$0.466	Option Exercise
August 8, 2022	Common Shares	37,500	$0.613	Option Exercise
August 31, 2022	Common Shares	5,000	$0.15	Option Exercise
September 8, 2022	Common Shares	300,000	$0.20	Option Exercise
September 9, 2022	Common Shares	84,375	$0.64	Option Exercise
September 9, 2022	Common Shares	56,250	$0.61	Option Exercise
September 9, 2022	Common Shares	73,125	$0.47	Option Exercise
September 9, 2022	Common Shares	91,406	$0.80	Option Exercise
September 14, 2022	n/a	0	n/a	Share Consolidation(1)
November 1, 2022	Options	148,334	$3.65	Option Grant
November 11, 2022	Common Shares	51,638	$1.20	Broker Warrant Exercise(2)
November 11, 2022	Warrants	25,819	$1.80	Broker Warrant Exercise(3)
November 14, 2022	Options	50,000	$3.25	Option Grant
November 16, 2022	Common Shares	291,666	$1.559	Warrant Exercise
November 22, 2022	Common Shares	177,455	$2.22	Warrant Exercise
November 23, 2022	Common Shares	250,612	$2.22	Warrant Exercise
November 24, 2022	Common Shares	4,346	$2.22	Warrant Exercise
November 25, 2022	Common Shares	1,125	$2.22	Warrant Exercise
November 25, 2022	Common Shares	25,819	$1.80	Warrant Exercise
November 30, 2022	Common Shares	62,500	$2.22	Warrant Exercise
December 2, 2022	Common Shares	117,457	$2.22	Warrant Exercise
December 5, 2022	Common Shares	18,750	$1.92	Option Exercise
December 5, 2022	Common Shares	12,500	$1.84	Option Exercise
December 5, 2022	Common Shares	16,250	$1.398	Option Exercise
December 5, 2022	Common Shares	20,312	$2.40	Option Exercise
December 6, 2022	Common Shares	8,861	$2.22	Warrant Exercise
December 6, 2022	Subscription Receipts	23,277,000	$3.00	Subscription Receipt Offering(4)
December 6, 2022	Broker Warrants	1,350,000	N/A	Subscription Receipt Offering
December 9, 2022	Common Shares	3,843	$2.22	Warrant Exercise
December 12, 2022	Common Shares	12,500	$1.84	Option Exercise
December 12, 2022	Common Shares	16,250	$1.398	Option Exercise
December 12, 2022	Common Shares	16,250	$2.40	Option Exercise
December 19, 2022	Options	50,000	$3.30	Option Grant
December 19, 2022	Common Shares	812	$1.398	Option Exercise
December 19, 2022	Common Shares	1,667	$2.40	Option Exercise
December 22, 2022	Common Shares	62,500	$0.60	Option Exercise
December 22, 2022	Common Shares	18,750	$1.92	Option Exercise
December 22, 2022	Common Shares	12,500	$1.84	Option Exercise
December 22, 2022	Common Shares	16,250	$1.398	Option Exercise
December 22, 2022	Common Shares	20,312	$2.40	Option Exercise
December 22, 2022	Common Shares	6,250	$2.22	Warrant Exercise
December 23, 2022	Common Shares	16,718	$2.22	Warrant Exercise
December 28, 2022	Common Shares	12,343	$2.22	Warrant Exercise
December 28, 2022	Common Shares	37,500	$1.59	Warrant Exercise

Date of issue or grant	Type of Securities	Number of Securities (on a pre-Share Consolidation basis)	Issue or Exercise Price of Security (on a pre-Share Consolidation basis)	Description of Transaction
December 30, 2022	Common Shares	18,750	$1.92	Option Exercise
January 3, 2023	Common Shares	78,125	$2.22	Warrant Exercise
January 5, 2023	Options	15,000	$3.10	Option Grant
January 16, 2023	Options	10,000	$3.79	Option Grant
January 26, 2023	Common Shares	40,625	$1.398	Option Exercise
January 26, 2023	Common Shares	25,390	$2.400	Option Exercise
January 26, 2023	Common Shares	15,625	$1.840	Option Exercise
January 26, 2023	Common Shares	20,312	$1.398	Option Exercise
January 26, 2023	Common Shares	25,000	$1.920	Option Exercise
February 6, 2023	Common Shares	25,000	$1.920	Option Exercise
February 6, 2023	Common Shares	15,625	$1.840	Option Exercise
February 6, 2023	Common Shares	20,312	$1.398	Option Exercise
February 6, 2023	Common Shares	25,390	$2.400	Option Exercise
February 8, 2023	Common Shares	10,615,650	$3.250	Prospectus Offering
February 8, 2023	Warrants	5,307,825	$4.05	Prospectus Offering
February 14, 2023	Common Shares	23,277,000	$3.000	Subscription Receipt Conversion
February 14, 2023	Warrants(6)	23,277,000	$3.75	Subscription Receipt Conversion
February 14, 2023	Convertible Note(7)	US$60,000,000	N/A	Consideration for Alta Mesa Acquisition
February 14, 2023	Replacement Options(8)	44,681	$3.10	Consideration for Alta Mesa Acquisition
March 13, 2023	Common Shares	6,250	$1.590	Warrant Exercise
March 15, 2023	Common Shares	16,666	$1.800	Warrant Exercise
April 5, 2023	Common Shares	4,250	$1.590	Warrant Exercise
April 5, 2023	Options	15,000	$2.93	Option Grant
April 13, 2023	Common Shares	16,667	$0.180	Option Exercise
April 13, 2023	Common Shares	13,750	$1.590	Warrant Exercise
April 17, 2023	Common Shares	41,666	$1.590	Warrant Exercise
April 17, 2023	Common Shares	2,000	$1.590	Warrant Exercise
April 19, 2023	Options	52,000	$2.52	Option Grant
May 1, 2023	Options	52,000	$2.95	Option Grant
May 3, 2023	Common Shares	16,667	$0.18	Option Exercise
May 12, 2023	Common Shares	16,667	$0.18	Option Exercise
May 12, 2023	Common Shares	16,667	$0.18	Option Exercise
May 12, 2023	Common Shares	8,333	$0.18	Option Exercise
May 15, 2023	Common Shares	50,000	$0.18	Option Exercise
May 17, 2023	Options	2,276,500	$2.79	Option Grant

Notes:

(1)	Effective September 14, 2022, the Company completed a share consolidation on a basis of one new share for every three former shares
(2)	Each broker warrant is exercisable into one unit (comprised of one common share and one-half of one Common Share purchase warrant) at an exercise price of $1.20 until October 22, 2023.
(3)	Each Warrant is exercisable to acquire one Common Share at an exercise price of $1.80 per Common Share until October 22, 2023.
(4)	On December 6, 2022, the Company completed the Subscription Receipt Offering.
(5)	In connection with the Subscription Receipt Offering, the Company issued to the Subscription Receipt Underwriters an aggregate of 1,350,000 non-transferable broker warrants (the “Broker Warrants”), with 1,066,500 of the Broker Warrants being exercisable into one Common Share at a price of $3.91 per Common Share and 283,500 of the Broker Warrants being exercisable into one Common Share at a price of $3.25 per Common Share until 27 months following the satisfaction of the escrow release conditions contained in the Subscription Receipt Agreement.
(6)	Each Warrant is exercisable into one Common Share at an exercise price of $3.75 per share until February 14, 2026.
(7)	The Convertible Note has a two (2) year term and bears interest at a rate of 8% per annum payable on June 30 and December 31 of each year during the term. The Convertible Note is convertible at the election of the holder, to acquire common shares of enCore at a price of US$2.9103 per share.
(8)

In connection with the Company’s acquisition of Azarga Uranium Corporation, all outstanding vested and unvested stock options of Azarga Uranium Corporation were exchanged for replacement options of the Company.

TRADING PRICE AND VOLUME

The Common Shares trade on the TSXV and on NYSE American under the symbol “EU”. The following table sets forth the price range and volume of trading of the Common Shares on the TSXV during the 12 months preceding the date of this Prospectus.

	TSXV (prices in Canadian dollars) (on a post-Share Consolidation basis)
Month	High	Low	Volume
June 2022	4.56	3.18	3,731,532
July 2022	4.41	2.91	3,527,678
August 2022	4.68	3.33	3,320,583
September 2022	4.65	3.07	5,179,341
October 2022	3.85	3.14	2,280,781
November 2022	3.65	2.84	5,274,108
December 2022	3.59	2.92	2,637,676
January 2023	3.82	3.04	5,512,610
February 2023	3.58	3.05	4,013,950
March 2023	3.22	2.44	5,214,051
April 2023	3.06	2.42	2,650,942
May 2023	3.26	2.64	2,408,287
June 1, 2023 to June 19, 2023	3.77	2.90	3,155,909

On June 19, 2023, the last day on which the Common Shares traded prior to the date of this Prospectus, the closing price of the Common Shares on the TSXV was $3.33.

The following table sets forth the price range and trading volume of the Common Shares as reported by the NYSE American during the 12 months preceding the date of this Prospectus.

	NYSE American (prices in US$)
Month	High	Low	Volume
January 23 - 31, 2023	2.99	2.37	3,210,549
February 2023	2.70	2.27	3,752,931
March 2023	2.37	1.78	7,794,120
April 2023	2.26	1.76	5,769,091
May 2023	2.545	1.93	8,738,184
June 1, 2023 to June 16, 2023	2.835	2.12	9,053,345

On June 16, 2023, the last day on which the Common Shares traded on the NYSE American prior to the date of this Prospectus, the closing price of the Common Shares on the NYSE American was US$2.50 per Common Share.

The following table sets forth the price range and trading volume of the Common Shares as reported by the OTCQB during the 12 months preceding the date of this Prospectus.

	OTCQB (prices in US$) (on a post-Share Consolidation basis)
Month	High	Low	Volume
June 2022	3.66	2.46	1,779,820
July 2022	3.40	2.21	1,582,862
August 2022	3.69	2.57	1,683,543
September 2022	3.63	2.24	2,333,858
October 2022	2.85	2.27	1,027,664
November 2022	2.70	2.13	2,925,338
December 2022	2.69	2.15	2,466,894
January 1 – 20, 2023	2.84	2.26	2,510,179

On January 20, 2023, the last day on which the Common Shares traded on the OTCQB prior to the date of this Prospectus, the closing price of the Common Shares on the OTCQB was US$2.75 per Common Share.

RISK FACTORS

An investment in the Securities of the Company should be considered highly speculative and involves certain risks. When evaluating the Company and its business, investors should carefully consider all of the information disclosed in this Prospectus and the Company’s profile on the SEDAR website at www.sedar.com, as well as the risks described below, and in the documents incorporated by reference in this Prospectus, including the risks identified and discussed under the heading “Risk Factors” in the AIF, which are incorporated by reference herein.

There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below (or incorporated by reference herein) or other unforeseen risks. If any of the risks described below or in the AIF actually occur, then the Company’s business, financial condition and operating results could be adversely affected.

The risks and uncertainties described or incorporated by reference herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company is unaware of or that are currently deemed immaterial, may also adversely affect the Company and its business. Investors should consult with their professional advisors to assess any investment in the Company.

Risks Related to enCore’s Business and Operations

If the Company is characterized as a passive foreign investment company, U.S. Holders may be subject to adverse U.S. federal income tax consequences

Prospective U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that the Company is classified as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes. The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the corporation’s income, expenses and assets from time to time and the nature of the activities performed by the corporation’s officers and employees. Based on an analysis of the Company’s activities and income and assets, the Company believes that it was a PFIC for its taxable year ended December 31, 2022, and may continue to be classified as a PFIC for the taxable year ended December 31, 2023, the current taxable year and the foreseeable future. A prospective investor should consult its own tax advisor regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences but that may result in an inclusion of gross income without receipt of such income.

Risks Related to an Offering

Risk of Investment

An investment in the Securities, as well as the Company’s prospects, is speculative due to the risky nature of its business and the present stage of its development. Investors may lose their entire investment. Investors should carefully consider the risk factors described in this Prospectus and under the heading “Risk Factors” in the AIF. The risks described in this Prospectus are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks. If any of the risks described in this Prospectus actually occur, the Company’s business, financial condition and operating results could be adversely affected. Investors should carefully consider the risks in this Prospectus and the other information elsewhere in this Prospectus and consult with their professional advisors to assess any investment in the Company.

No Guarantee of a Positive Return in an Investment

There is no guarantee that an investment in the Securities will earn any positive return in the short term or long term. An investment in the Securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Securities is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

Price Volatility

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Company include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. There can be no assurance that continued fluctuations in prices will not occur. As a result of any of these factors, the market price of the Securities of the Company at any given point in time may not accurately reflect the long term value of the Company.

Dilution

Additional financing needed to continue funding the development and operation of the Company may require the issuance of additional securities of the Company. The issuance of additional securities and the exercise of Common Share purchase warrants, stock options and other convertible securities will result in dilution of the equity interests of any persons who are or may become holders of Common Shares.

Shareholder Rights

Holders of Warrants will not be entitled to any rights with respect to the Common Shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on the Common Shares), but if such a holder subsequently exercises its Warrants, such holder will be subject to all changes affecting the Common Shares. Rights with respect to the Common Shares will arise only if and when the Company delivers Common Shares upon the exercise of a Warrant and, to a limited extent, under the conversion rate adjustments under the warrant indenture, if applicable.

The Warrants May Not be Listed for Trading

There is currently no market through which the Securities, other than the Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, none of the Warrants will be listed on any securities or stock exchange. As a consequence, purchasers may not be able to resell the Warrants purchased under this Prospectus and any Prospectus Supplement. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than the Common Shares, will develop or, if developed, that any such market, including for the Common Shares, will be sustained.

No Assurance of Active or Liquid Market

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSXV and NYSE American or achieve or maintain a listing on any other securities exchange.

There is no public market for the Warrants, Subscription Receipts or Units and, unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to apply for listing of such Securities on any securities exchange. If the Warrants, Subscription Receipts or Units are traded after their initial issue, they may trade at a discount from their initial offering prices depending on the market for similar securities and other factors including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for the Warrants, Subscription Receipts or Units or that a trading market for these securities will develop.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986). Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

EXEMPTIVE RELIEF

Pursuant to a decision of the Autorité des marchés financiers dated May 4, 2023, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference herein and any Prospectus Supplement to be filed in relation to an “at-the-market” distribution. This exemption was granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market” distribution) be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

LEGAL MATTERS

Certain legal matters related to the Securities offered by this Prospectus will be passed upon on our behalf by Morton Law LLP, with respect to matters of Canadian law, and by Dorsey & Whitney LLP with respect to United States legal matters, on behalf the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are Davidson & Company LLP, Chartered Accountants (“Davidson”), of 1200 – 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC V7Y 1G6.

No person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this Prospectus or as having prepared or certified a report or valuation described or included in this Prospectus holds any beneficial interest, direct or indirect, in any securities or property of the Company or an Associate or Affiliate of the foregoing.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

INTERESTS OF EXPERTS

The auditors of the Company, Davidson & Company LLP (“Davidson”), prepared independent auditor’s reports in respect of the audited financial statements of the Company for the years ended December 31, 2022.

Davidson has advised the Company that they are independent of the Company within the context of the CPA Code of professional conduct of the Chartered Professional Accountants of British Columbia.

The following are the qualified persons involved in preparing the NI 43-101 Technical Reports or who certified a statement, report or valuation from which certain scientific and technical information relating to enCore’s material mineral projects contained in this Prospectus has been derived, and in some instances extracted from:

●	Douglas Beahm, P.E., P.G. of BRS Inc. prepared the report entitled “Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA” dated effective January 19, 2023;

●	Douglas L. Beahm, P.E., P.G., BRS Inc. and Terence P. McNulty, PE, PHD, McNulty and Associates prepared the report entitled “MARQUEZ-JUAN TAFOYA URANIUM PROJECT” dated and with an effective date of June 9, 2021;

●

Douglas L. Beahm, P.E., P.G., Carl Warren, P.E., P.G., and W. Paul Goranson, P.E. prepared the report entitled “Crownpoint and Hosta Butte Uranium Project McKinley County, New Mexico, USA” dated and with an effective date of February 25, 2022 and a revision date of March 16, 2022;

●	Ray Moores, P.E. of Western Water Consultants Inc. and Steve Cutler, P.G. of Roughstock Mining Services, LLC prepared the report entitled “NI 43-101 Technical Report, Preliminary Economic Assessment, Gas Hills Uranium Project, Fremont And Natrona Counties, Wyoming, USA” dated August 10, 2021 with an effective date of June 28, 2021; and

●	Matthew Yovich, P.E. of Woodard & Curran and Steve Cutler, P.G. of Roughstock Mining Services, LLC prepared the report entitled “NI 43-101 Technical Report Preliminary Economic Assessment Dewey-Burdock Uranium ISR Project South Dakota, USA” dated December 23, 2020 and effective as of December 3, 2019.

The named experts held, directly or indirectly, less than one percent of the issued and outstanding common shares of enCore, at the time of the preparation of the above-noted technical reports. The authors have reviewed and approved the technical and scientific information include in this Prospectus, which has been summarized from the technical reports.

To the knowledge of the Company based on the information provided by the experts, no person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this Prospectus or as having prepared or certified a report or valuation described or included in this Prospectus holds any beneficial interest, direct or indirect, in any securities or property of the Company or an Associate or Affiliate of the foregoing.